SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                No    ☒

YPF Sociedad Anónima

ITEM
1	Translation of letter to the Buenos Aires Stock Exchange dated January 12, 2021.

Autonomous City of Buenos Aires, January 12, 2021

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref. Changes in the Rating of Negotiable Obligations

Dear Sirs:

In accordance with the requirements of the Argentine Securities Commission (the “CNV”) Rules, we inform you that, on January 11, 2021, S&P Global Ratings (“S&P”) modified YPF S.A.’s (“YPF”) issuer rating from “CCC-“ to “CC” and maintained its “CCC-“ international rating for YPF’s Senior Unsecured Negotiable Obligations Series LII, LIII and LIV issued under YPF’s Global Medium-Term Debt Securities Program for a maximum total principal amount outstanding at any time of US$10,000,000,000 (ten billion US Dollars) or its equivalent in other currencies (the “Program”) and for YPF’s Series I and Series XIII Unsecured Negotiable Obligations issued under the Simplified Frequent Issuer Regime.

Additionally, Fitch Ratings (“Fitch”) modified YPF’s long-term issuer default rating and the rating its Senior Unsecured Negotiable Obligations from “CCC” to “C”, both on an international scale.

Fitch’s rating modification includes the ratings for YPF’s Senior Unsecured Negotiable Obligations Series XLVII, XXVIII, XXXIX, LII, LIII and LIV, all of which were issued under the Program. Such modification also includes the rating for YPF’s Senior Unsecured Negotiable Obligations Series XIII issued under the Simplified Frequent Issuer Regime.

Further, on January 11, 2021, FIX SCR S.A. , an affiliate of Fitch, modified YPF’s domestic long term ratings from AA (arg) to CCC(arg) and its domestic short term ratings from “A1+(arg)” to “C(arg)”.

The reports issued by S&P and Fitch are attached as exhibits hereto. The FIX report is available in Spanish at: https://www.fixscr.com/reportes-web/view?id=42139.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

Exhibit No.	Description

99.1	S&P Report dated January 11, 2021

99.2	Fitch Report dated January 8, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 12, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer